SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Research Update:

Eletrobras-Centrais Eletricas Brasileiras 'BB-' Ratings Affirmed; Outlook Remains Stable

Primary Credit Analyst:

Marcelo Schwarz, CFA, Sao Paulo (55) 11-3039-9782; marcelo.schwarz@spglobal.com

Secondary Contact:

Vinicius Ferreira, Sao Paulo + 55 11 3039 9763; vinicius.ferreira@spglobal.com

Table Of Contents

Rating Action Overview

Rating Action Rationale

Outlook

Liquidity

Ratings Score Snapshot

Related Criteria

Ratings List

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Research Update:

Eletrobras-Centrais Eletricas Brasileiras 'BB-' Ratings Affirmed; Outlook Remains Stable

Rating Action Overview

  The ratings on Brazil-based government-owned electric utility, Eletrobras, continue to incorporate our expectations of extraordinary support from the sovereign.
  On Dec. 19, 2018, S&P Global Ratings affirmed its 'BB-' global scale issuer credit and issue-level ratings on the company. We also affirmed our 'brA-1+' short-term national scale rating and kept the 'b+' stand-alone credit profile (SACP) unchanged.
  The stable outlook on Eletrobras continues to mirror that on the sovereign, considering the company's close ties with the latter and the absence of a clearly defined strategy from the incoming administration on the scope of privatization, apart from the ongoing non-core asset sales.

Rating Action Rationale

Our ratings on Eletrobras continue to reflect its government-related entity (GRE) status, the influence of its controlling shareholder, the Federative Republic of Brazil (BB-/Stable/B), and the latter's incentives, capacity, and tools to support the company if needed. We base this assumption on the following factors:

  Eletrobras' critical role as the government's vehicle to develop the electricity sector. It functions as the government's agent for several key social programs, and manages and controls electricity assets across the country. Eletrobras accounts for 30% of Brazil's electricity-generating capacity and operates 48% of its transmission lines. It acts as the central government's agent to support and implement microeconomic strategies related to the electricity sector, especially in areas where private entities are less predisposed to invest.
  The company's integral link to the government, reflecting the sovereign's majority equity stake in Eletrobras, and a track-record of support to it.
  This is seen in past capital injections, the lines of credit the company has received from state-owned banks, and in government guarantees on a portion of its debt.

In mid-2017, the Temer administration announced plans to privatize Eletrobras, which is likely a complex and lengthy process. This stems from the legal and regulatory approvals, including from Congress. The new administration, which is to take office in January 2019, is giving mixed signals for its strategy for the company. If the incoming administration reassesses the relevance and

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Research Update: Eletrobras-Centrais Eletricas Brasileiras 'BB-' Ratings Affirmed; Outlook Remains Stable

importance of Eletrobras' core assets, we could reconsider our current view of the company's critical role and/or integral link with the sovereign. This in turn would impact our view of the likelihood of receiving extraordinary support, which could ultimately impact the company's issuer credit rating given its stand-alone credit profile (SACP) of 'b+'.

Our business risk profile assessment on Eletrobras reflects its dominant position as the largest power generation and transmission player in the country. In 2016, it decided not to renew the distribution concessions, while it committed to continue operating them until their privatization. As of this report's date, Eletrobras auctioned off five of its six distributors. In order to attract private investors, Eletrobras will assume more than R$13 billion of debt when all the auctions are completed, but will no longer consolidate these companies that operate at a loss. Eletrobras also auctioned a portion of its portfolio of minority stakes in several wind power generation and electricity transmission projects, for which it would receive about R$1.3 billion over the next few quarters.

We view positively Eletrobras' strategy to focus on its core generation and transmission assets that it controls, in order to improve the overall efficiency of the group. Eletrobras also launched initiatives to reduce costs, including a voluntary retirement program and a shared services center. In order to preserve its liquidity and streamline its investments, Eletrobras also slashed its investment plan to R$19.6 billion for 2018-2022 from the original aim of R$35.7 billion for 2017-2021. These factors improve credit metrics prospects, but in our view, a consistent and significant deleveraging will depend on success of its asset-sales program, especially its stakes in large projects (i.e. Santo Antonio and Belo Monte). Therefore, we currently expect Eletrobras' credit metrics to remain highly leveraged.

Our base case for Eletrobras assumes the following factors:

  Brazil's GDP growth of 2.4% in 2019 and 2.5% in 2020.
  Brazil's inflation of about 4.1% in 2019 and 4.0% in 2020.
  No plans to privatize Eletrobras or its core assets.
  We incorporate sales of assets that were already completed, and that Eletrobras completes the privatization of its electricity distribution business.
  About R$28 billion related to the indemnification of non-depreciated transmission assets regarding the early renewal of the concessions. This amount will be recovered over eight years, starting since mid-2017.
  Funds from operations (FFO) of R$2.5 billion – R$3.0 billion in 2018 and 2019.
  Annual capital expenditures (capex) of about R$4 billion.

Based on these assumptions, we expect credit metrics to remain highly

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Research Update: Eletrobras-Centrais Eletricas Brasileiras 'BB-' Ratings Affirmed; Outlook Remains Stable

leveraged for the next two years, with FFO to adjusted debt of 3.0%-5.0% and adjusted debt to EBITDA above 6.0x.

We analyze Eletrobras on a consolidated basis and make several adjustments to debt, including guarantees provided to non-consolidated companies/projects (about R$30 billion), and we do not consider Reserva de Reversão Global (RGR) as debt.

Eletrobras also holds equity investments in private- and publicly-listed companies, some under its asset-sales program, which could then be monetized for the payment of debt.

Outlook

The stable outlook on the company mirrors that on the sovereign and reflects our expectation that Eletrobras continues to play an essential role for the government in the country's electricity sector. Consequently, any rating action on the company should reflect actions we take on the sovereign in the next 12 months.

Downside scenario

We could lower our ratings on Eletrobras in the next 12 months if we lower the sovereign rating on Brazil. A downgrade could also occur if the potential likelihood of extraordinary government support diminishes, especially under a scenario of a broad based plan to privatize the company or its core assets. Absent any sovereign rating action, while our current assessment of extraordinary government support remains unchanged, a lower SACP could result from a weakening of Eletrobras' liquidity.

Upside scenario

We could raise our ratings on Eletrobras in the next 12 months if we raise the sovereign rating on Brazil. A higher SACP in the next 12-18 months could result from the completion of the divestment program and improved operating performance, resulting in adjusted net debt to EBITDA consistently below 5.0x and FFO to net debt above 12%.

Liquidity

Although the company built relatively robust cash position, especially by reducing its capex over the past few quarters, we still view liquidity as less than adequate, especially considering the sizable amount of short-term debt maturities. We expect sources over uses to be below 1.2x for the next 12 months. Also, we believe Eletrobras would have to rely on an extraordinary support from the government in case of a low-probability, high-impact event.

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Research Update: Eletrobras-Centrais Eletricas Brasileiras 'BB-' Ratings Affirmed; Outlook Remains Stable

Principal Liquidity Sources

  Consolidated non-restricted cash position of R$7.5 billion as of Sept. 30, 2018; and
  Cash FFO of about R$3.5 billion over the next 12 months.

Principal Liquidity Uses

  Debt maturities of R$9.3 billion in the next 12 months; and
  Minimum investments of R$4 billion in the same period.

Over the past few years, Eletrobras hasn't accessed the capital markets, having relied especially on capital injections from the government and financing from public banks. The company's outstanding debt obligations don't have acceleration financial covenants.

Ratings Score Snapshot

Corporate Credit Rating
Global Scale
Foreign Currency: BB-/Stable/--
Local Currency: BB-/Stable/--
National Scale Short-Term Rating: brA-1+

Business risk: Satisfactory

  Country risk: Moderately high
  Industry risk: Intermediate
  Competitive position: Satisfactory

Financial risk: Highly leveraged

  Cash flow/Leverage: Highly leveraged

Anchor: b+

Modifiers

  Diversification/Portfolio effect: Neutral (no impact)
  Capital structure: Positive (+1)
  Financial policy: Neutral (no impact)
  Liquidity: Less Than Adequate (-1)
  Management and governance: Fair (no impact)
  Comparable rating analysis: Neutral (no impact)

Stand-alone credit profile (SACP): b+

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Research Update: Eletrobras-Centrais Eletricas Brasileiras 'BB-' Ratings Affirmed; Outlook Remains Stable

Likelihood of government support: Almost certain

Related Criteria

  General Criteria: Methodology For National And Regional Scale Credit Ratings, June 25, 2018
  Criteria - Corporates - General: Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018
  General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015
  Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014
  Criteria - Corporates - Industrials: Key Credit Factors For The Unregulated Power And Gas Industry, March 28, 2014
  General Criteria: Methodology: Industry Risk, Nov. 19, 2013
  Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, Nov. 19, 2013
  Criteria | Corporates | General: Corporate Methodology, Nov. 19, 2013
  Criteria - Corporates - Utilities: Key Credit Factors For The Regulated Utilities Industry, Nov. 19, 2013
  General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013
  General Criteria: Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, Nov. 13, 2012
  General Criteria: Stand-Alone Credit Profiles: One Component Of A Rating, Oct. 1, 2010
  General Criteria: Use Of CreditWatch And Outlooks, Sept. 14, 2009

Ratings List

Ratings Affirmed

Eletrobras-Centrais Eletricas Brasileiras S.A.

Issuer Credit Rating
Global Scale	BB-/Stable/--
Brazil National Scale	--/--/brA-1+
Senior Unsecured	BB-

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed

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Research Update: Eletrobras-Centrais Eletricas Brasileiras 'BB-' Ratings Affirmed; Outlook Remains Stable

to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings' public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.